Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax earnings from continuing operations	$1,134	$1,157	$697	$457	$269
Addback:
Fixed charges	311	262	65	50	37
Add (Subtract):
Noncontrolling interest	20	1	(2)	7	(1)
Total earnings	$1,465	$1,420	$760	$514	$305

Fixed Charges:
Interest expense	$255	$217	$43	$35	$27
Interest component of rental payments (1)	56	45	22	15	10
Total fixed charges	$311	$262	$65	$50	$37

Ratio of earnings to fixed charges	4.7	5.4	11.7	10.3	8.2

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.